UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 21, 2010

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 21, 2010, entitled “VODAFONE GROUP APPOINTMENT”.

21 January 2010

VODAFONE GROUP APPOINTMENT

Vodafone Group Plc. today announced the appointment of Rosemary Martin as its Group General Counsel & Company Secretary, effective from 1st of April 2010. Rosemary will be taking over from current Group General Counsel & Company Secretary, Stephen Scott, who recently announced his retirement after a 30 year career with Vodafone.

Most recently Rosemary worked as the CEO of the Practical Law Group and has spent a number of years in key legal and company secretarial roles, including 11 years with Reuters Group Plc. Prior to joining Reuters, she was a partner with Mayer, Brown, Rowe & Maw solicitors.

First admitted as a solicitor in 1984, Rosemary holds a degree in Philosophy and Literature and an MBA in Legal Practice. Rosemary is a director of several UK institutions, including the Legal Services Board and the Institute of Chartered Accountants of England and Wales Corporate Governance Committee. She is also a Non-Executive Director of HSBC Bank Plc, the European arm of HSBC Group and was a former member of the Financial Services Authority’s Listing Group Advisory Committee.

“We are delighted to welcome Rosemary to the Vodafone Group Executive Committee, as she brings in a wealth of experience from prestigious companies and will be an asset to Vodafone moving forward,” said Vodafone Group CEO, Vittorio Colao. “At the same time, I would like to extend my thanks to Stephen who has made a very significant contribution to the company since its inception and has played a key role in helping build Vodafone into what we are today. Rosemary will be working closely with Stephen in the coming months to ensure a smooth transition.”

For further information please contact:

Vodafone Group Media Relations

Tel: +44-1635 664 444

Email: groupmediarelations@vodafone.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 323 million proportionate customers as at 30 September 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 21 January, 2010	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary